Exhibit 99.1

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), September 12, 2021, 10:30 pm CET / 4:30 pm ET – In accordance with article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of 1,400,000 new warrants on September 8, 2021 and the issue of 82,500 new shares on September 10, 2021 pursuant to the exercise of subscription rights.

●	Share capital: EUR 4,384,076.09

●	Total number of securities carrying voting rights: 25,520,359 (all ordinary shares)

●	Total number of voting rights (= denominator): 25,520,359 (all relating to ordinary shares)

●	Number of rights to subscribe to securities carrying voting rights not yet issued:

○	91 “2013 ESOP Warrants” issued on May 3, 2013 and 23 December 2014, entitling their holders to subscribe to a total number of 45,500 securities carrying voting rights (all ordinary shares);

○	259 “2016 ESOP Warrants” issued on November 3, 2016, entitling their holders to subscribe to a total number of 129,500 securities carrying voting rights (all ordinary shares);

○	299 “2018 ESOP Warrants” issued on December 12, 2018, entitling their holders to subscribe to a total number of 149,500 securities carrying voting rights (all ordinary shares);

○	520,500 “2020 ESOP Warrants” issued on February 21, 2020, entitling their holders to subscribe to a total number of520,500 securities carrying voting rights (all ordinary shares); and

○	1,400,000 “2021 ESOP Warrants” issued on September 8, 2021, entitling their holders to subscribe to a total number of 1,400,000 securities carrying voting rights (all ordinary shares).

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For further information, please contact:

Nyxoah

Fabian Suarez, CFO

corporate@nyxoah.com

+32 (0)10 22 24 55

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com

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